File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2005

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated October 11th, 2005

Press Release

Vitro Offers for Sale its Corporate Headquarters

Vitro, S.A. de C.V. (“Vitro”) (NYSE: VTO; BMV: VITROA) San Pedro Garza García, Nuevo León, Mexico – October 11, 2005 –Vitro, S.A. de C.V. today announced that it is offering for sale its corporate headquarters located in San Pedro Garza García, Mexico.

The company has entered into a formal process to sell two corporate office buildings and their surrounding undeveloped land. One building covers 119,000 square feet built on a property of 4.7 acres and the other covers 67,000 square feet built on a property of 3.8 acres. The offer also includes 26.6 acres of undeveloped land.

This sale is in line with Vitro’s Strategic Plan aimed at reducing the Holding Company’s debt.

Vitro, through its subsidiary companies, is one of the world’s leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers and glassware. Vitro serves multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro’s subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at:http://www.vitro.com.

For more information please contact:

Investor Relations Adrian Meouchi / Leticia Vargas Vitro S.A. de C.V. + (52) 81-8863-1350 / 1219 ameouchi@vitro.com lvargasv@vitro.com	U.S. agency Susan Borinelli / Michael Fehle Breakstone Group (646) 452-2333/2336 sborinelli@breakstone-group.com mfehle@breakstone-group.com	Media Relations Albert Chico Vitro, S. A. de C.V. + (52) 81-8863-1335 achico@vitro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: October 11th, 2005